UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Dick’s Sporting Goods, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

253393102

(CUSIP Number)

December 31, 2012

(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253393102		SCHEDULE 13G/A

1.	Names of Reporting Person Edward W. Stack

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,594,795(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 18,840,977(2)

	8.	Shared Dispositive Power (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Edward W. Stack - 23,594,795(1), (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row 9 19.47%

12.	Type of Reporting Person (See Instructions) IN

(1) Represents 94,871 shares of common stock and 10,011,006 shares of Class B common stock beneficially owned by Mr. Stack, 258,234 shares of common stock and 3,998,584 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), and 1,286,893 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2012.  Amount also includes 1,404,062 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust II, for which Mr. Stack retains sole voting and dispositive power as trustee, 1,970,436 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust III, for which Mr. Stack retains sole voting and dispositive power as trustee, 2,204,461 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust IV, for which Mr. Stack retains sole voting and dispositive power as trustee, and 2,366,248 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust V, for which Mr. Stack retains sole voting and dispositive power as trustee.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances.  Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors.  For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

(2) Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009 (“MOU”) and Voting Agreement and Proxy dated October 13, 2009 (“Voting Agreement”), Mr. Stack has sole voting power, but not dispositive power, with respect to 3,998,584 shares of Class B common stock owned by Mr. Stack’s former spouse.  Edward W. Stack also owns 258,234 shares of restricted common stock, of which 36,000 shares vest in March 2013, 19,209 shares vest in April 2013 upon satisfaction of pre-established performance criteria, 95,000 shares vest in March 2014 and 108,025

CUSIP No. 253393102	SCHEDULE 13G/A

shares vest in April 2015.  Until the shares of restricted stock vest, they may be voted, but may not be sold or otherwise transferred.  Pursuant to the terms of the MOU and Voting Agreement, Mr. Stack’s former spouse was given the right to receive the economic benefit with respect to certain stock options exercisable for shares of common stock (497,000 shares as of December 31, 2012) (the number of shares would be equitably adjusted for any stock split, recapitalization or similar event), which includes the right to request the exercise of such stock options and the sale of the underlying shares in accordance with the Company’s applicable policies, Section 16(b) of the Securities Exchange Act of 1934 and the terms of the MOU and Voting Agreement.  Mr. Stack maintains sole voting power with respect to any stock underlying these options that is not sold when any such options are exercised.

(3) On December 4, 2007, Mr. Stack amended an option held by his brother Martin Stack.  The option, as amended, became exercisable as of December 2, 2009, was exercisable for thirty-six months at 75% of the then per share market price on the date of exercise, and expired December 2, 2012.

CUSIP No. 253393102	SCHEDULE 13G/A

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

Item 1(a)		Name of Issuer: Dick’s Sporting Goods, Inc.
Item 1(b)		Address of Issuer’s Principal Executive Offices: 345 Court Street Coraopolis, PA 15108

Item 2(a).		Name of Person Filing: Edward W. Stack
Item 2(b).		Address of Principal Business Office or, if none, Residence: c/o Dick’s Sporting Goods, Inc. 345 Court Street Coraopolis, PA 15108
Item 2(c).		Citizenship: United States Citizen
Item 2(d).		Title of Class of Securities: Common Stock, par value $.01 per share. Mr. Stack also is the beneficial owner of Class B common stock, see footnotes 1 and 2.
Item 2(e).		CUSIP Number: 253393102

Item 3.	If this statement is being filed pursuant to §§240.13d-1(b) or 240,13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: N/A

CUSIP No. 253393102	SCHEDULE 13G/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4(a)	Amount beneficially owned: Edward W. Stack 23,594,795(1)
Item 4(b)	Percent of class: 19.47%
Item 4(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 23,594,795(1), (2)
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 18,840,977(2)
	(iv)	Shared power to dispose or to direct the disposition of: (3)

(1) Represents 94,871 shares of common stock and 10,011,006 shares of Class B common stock beneficially owned by Mr. Stack, 258,234 shares of common stock and 3,998,584 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), and 1,286,893 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2012.  Amount also includes 1,404,062 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust II, for which Mr. Stack retains sole voting and dispositive power as trustee, 1,970,436 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust III, for which Mr. Stack retains sole voting and dispositive power as trustee, 2,204,461 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust IV, for which Mr. Stack retains sole voting and dispositive power as trustee, and 2,366,248 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust V, for which Mr. Stack retains sole voting and dispositive power as trustee.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder.  The Class B common stock is also automatically convertible into common stock under certain circumstances.  Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors.  For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

(2) Pursuant to the terms of the MOU and Voting Agreement, Mr. Stack has sole voting power, but not dispositive power, with respect to 3,998,584 shares of Class B common stock owned by Mr. Stack’s former spouse.  Edward W. Stack also owns 258,234 shares of restricted common stock, of which 36,000 shares vest in March 2013, 19,209 shares vest in April 2013 upon satisfaction of pre-established performance criteria, 95,000 shares vest in March 2014 and 108,025 shares vest in April 2015.  Until the shares of restricted stock vest, they may be voted, but may not be sold or otherwise transferred.  Pursuant to the terms of the MOU and Voting Agreement, Mr. Stack’s former spouse was given the right to receive the economic benefit with respect to certain stock options exercisable for shares of common stock (497,000 shares as of December 31, 2012) (the number of shares would be equitably

CUSIP No. 253393102	SCHEDULE 13G/A

adjusted for any stock split, recapitalization or similar event), which includes the right to request the exercise of such stock options and the sale of the underlying shares in accordance with the Company’s applicable policies, Section 16(b) of the Securities Exchange Act of 1934 and the terms of the MOU and Voting Agreement.  Mr. Stack maintains sole voting power with respect to any stock underlying these options that is not sold when any such options are exercised.

(3) On December 4, 2007, Mr. Stack amended an option held by his brother Martin Stack.  The option, as amended, became exercisable as of December 2, 2009, was exercisable for thirty-six months at 75% of the then per share market price on the date of exercise, and expired December 2, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of the Group.
Not Applicable.

CUSIP No. 253393102	SCHEDULE 13G/A

Item 10.	Certifications.
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
Date:
By: /s/ Edward W. Stack

Edward W. Stack